Vision Global Solutions, Inc.
20400 Stevens Creek Blvd., Suite 700
Cupertino, California  95014

Via EDGAR and Hand Delivery

September 30, 2013

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C.  20549-3561
Attention: Maryse Mills-Apenteng, Special Counsel

Re:          Vision Global Solutions, Inc.
Preliminary Information Statement on Schedule 14A
Filed September 18, 2013
File No. 000-31104

Ladies and Gentlemen:

Set forth below are the responses of Vision Global Solutions, Inc., a Nevada corporation (“Vision,” “we,” “us” or “our”), to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated September 27, 2013, with respect to Vision’s Preliminary Information Statement on Schedule 14A, filed with the Commission on September 27, 2013, File No. 000-31104.  Concurrently with the submission of this letter, we are filing through EDGAR an amended Preliminary Information Statement on Schedule 14A (the “Preliminary Information Statement”).

For your convenience, each response is prefaced by the exact text of the Staff’s corresponding comment in bold text.  All references to page numbers and captions correspond to Preliminary Information Statement.

Proposal II – Approval of the Amended and Restated Articles of Incorporation, page 49

1. It appears that the transactions to be effected, namely a reverse split, an increase in authorized preferred stock and a change in your corporate name, are separate transactions. Bundling these proposals to amend your charter documents appears to be inconsistent with the proxy requirement that you identify each separate matter to be acted upon, whether or not related to or conditioned on the approval of other matters. Please refer to Rules 14a-4(a)(3) and 14a-4(b)(1) and Section II.H of SEC Release 34-31326. These proposals should be unbundled, separately described in the proxy statement and identified and voted upon as separate items on the proxy card.

Response: We acknowledge the Staff’s comment and have revised the Preliminary Information Statement to provide three separate proposals for the reverse stock split, increase in authorized preferred stock and change in corporate name of Vision.

2. With regard to the reverse stock split and the increase in preferred stock, please ensure that your revised disclosures specifically state in each applicable section of the proxy statement whether you have any current plans, proposals or arrangements to issue any of the newly available common or preferred stock. If not, please state that you have no such plans, proposals or arrangements, written or otherwise, at this time to issue any additional common or preferred stock.

Response:  We acknowledge the Staff’s comment and have added disclosure on pages 48 and 51 that we do not have any current plans, proposals or arrangements to issue any of the newly available common or preferred stock.

3. Please expand your disclosures to clearly state whether any of the proposals are cross-conditioned on the approval of other matters. Any conditions related to the approval of other matters should be reflected on your proxy card. Refer to Rule 14a-4(a)(3).

Response:  We acknowledge the Staff’s comment and have revised our disclosure on pages iii, v, 11, 30, 48 and 50 to expand our disclosures regarding whether any of the proposals are cross-conditioned on the approval of other matters.  We have also revised our proxy card to reflect such cross-conditions.

4. Refer to SEC Release 34-15230 and discuss the possible anti-takeover effects of the increase in authorized shares and reverse stock split. Inform holders that management might use the additional shares to resist or frustrate a third-party transaction providing an above-market premium that is favored by a majority of the independent shareholders.

Response:  We acknowledge the Staff’s comment and have added disclosure on pages 48 and 51 regarding the possible anti-takeover effects of the increase in authorized shares and reverse stock split.

Effect of Increase in Authorized Preferred Stock, page 52

5. You state that the increase in authorized preferred stock will not have any effect on the rights of your existing shareholders. Please expand your disclosure to discuss any dilutive effects of potential future issuances on your existing shareholders. Ensure also that you provide a materially complete description of the potential adverse impact that blank check authority on the preferred may have on common stock holders.

Response:  We acknowledge the Staff’s comment and have expanded our disclosure on page 51 to discuss the dilutive effects of potential future issuances on our existing shareholders and added disclosure regarding the impact that the blank check authority on the preferred has on the common stock holders.

In connection with responding to the comments of the Staff, Vision acknowledges that:

●	it is responsible for the adequacy and accuracy of the disclosure in the filing;

●	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

●	it may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should the Staff have any questions or comments with respect to the foregoing, please contact the undersigned at (408) 517-3311 or Matt Strock at Vinson & Elkins L.L.P. at (713) 758-3452.

Sincerely,

VISION GLOBAL SOLUTIONS, INC.

By:	/s/ Todd Waltz
Todd Waltz
Chief Executive Officer